March 5, 2007

Mail Stop 4561

VIA U.S. MAIL AND FAX   714-241-8979

Ms. Marie M. May
Chief Financial Officer
Homelife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

RE: Homelife, Inc.
    Form 10-KSB for the year ended May 31, 2005
    File no. 000-30424

Dear Ms. May:

       We have reviewed your letter filed on December 29, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB for the year ended May 31, 2005

Consolidated Balance Sheets, page 2

1.   We note your response to our prior comment numbers one and two. Based on our conference call on March 1, 2007, supplementally tell us the following, in sufficient detail:

- The allocation of goodwill to each of the identifiable intangible assets (e.g.. contracts, trademarks, names)has it been done at the time of adopting SFAS 141 in accordance with paragraph 61;
- The useful lives of each separately identifiable intangible asset and the basis for those lives.
- The amount of amortization expense that would have been recorded in accordance with paragraph 12 of SFAS 142 in prior periods and in the current year, up to and including the quarter ended November 30, 2006 for identifiable intangible assets.

<u>Exhibit 31.1 and Exhibit 31.2</u>

2. Please amend your 10KSB for the year ended May 31, 2006 to conform your certifications to the exact wording as provided in Item 601 (b) (31) of Regulation S-B. In addition to revising your certification included in your 10-KSB for the year ended May 31, 2006, please confirm for us that these changes will be incorporated into all future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief